UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Filing #1

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month ended	Commission File Number
December 2007	000-52126

DYNASTY GAMING INC.
(Translation of registrant's name into English)

759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_                         Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                         No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Dynasty Gaming Inc.

Form 6-K

On December 12, 2007, Dynasty Gaming Inc. (the “Company”) announced additional details relating to its proposed acquisition of all of the issued and outstanding securities of Junnet Omnimedia Co. Ltd., based out of the British Virgin Islands, and its 100% WFOE (wholly foreign-owned enterprise) subsidiary, Univessence Digital Studios, Guangzhou, China (Junnet). In addition, per the press release, Dynasty intends to acquire a 60% interest in Beijing Baihui Digital Stars Technology Co. Ltd. and Beijing Baihui Digital Stars Software Co. Ltd. (Baihui).

Additionally, on December 19, 2007, DNY (BVI) Limited, a wholly owned subsidiary of Company, headquartered in Montreal, Canada, announced the formal signing of a Definitive Agreement with SEGA Corporation of Japan for the development of new Multi-Player Online Games for the exclusive distribution and use of the Company in China, excluding Taiwan, Hong Kong and Macau.

Also furnished herewith are Exhibits 99.1 and 99.2 which are copies of the press release filings made by the Company with the Canadian Securities Administrators via the SEDAR filing system during the month of December 2007.

The information in this Form 6-K (including Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit
Number	Description of Exhibit

99.1	Press release dated December 12, 2007 - Dynasty Gaming Pursues Acquisition of Chinese Companies

99.2	Press release dated December 19, 2007 - Dynasty Gaming Signs “China” Deal with SEGA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNASTY GAMING INC.

Date: December 28, 2007	By:	/s/ Albert Barbusci
Albert Barbusci Chief Executive Officer

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